UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 22, 2024

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hollysys Automation Technologies Ltd.

File No. 5-83197 – CTR#6584

Advanced Technology (Cayman) Limited, Liang Meng, Ascendent Capital Partners III GP Limited, Ascendent Capital Partners III GP, L.P., Ascendent Capital Partners III, L.P., and Skyline Automation Technologies L.P. (the "Filing Persons") submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from an Exhibit to a Schedule 13D/A filed on July 12, 2024 relating to their beneficial ownership of ordinary shares of Hollysys Automation Technologies Ltd.

Based on representations by the Filing Persons that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 99.15

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance